EXHIBIT 21.1

Subsidiaries of Altrust Financial Services, Inc.

Peoples Bank of North Alabama, Southern Insurance of Cullman, Inc. and Southern Appraisal Services, Inc. are wholly-owned subsidiaries of Altrust Financial Services, Inc.

Subsidiary	Jurisdiction
Peoples Bank of North Alabama	Alabama
Southern Insurance of Cullman, Inc.	Alabama
Southern Appraisal Services, Inc.	Alabama